                          SP ACQUISITION HOLDINGS, INC.
                               590 Madison Avenue
                                   32nd Floor
                            New York, New York 10022

                                 October 9, 2007

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Division Of Corporation Finance, Mail Stop 3561
Attention:  John Reynolds

            Re:   SP ACQUISITION HOLDINGS, INC.
                  REGISTRATION STATEMENT ON FORM S-1
                  FILED OCTOBER 5, 2007
                  FILE NO. 333-142696

Ladies and Gentlemen:

      We  hereby  withdraw  our  previously  filed  acceleration  request  dated
September  28,  2007,  and  further  request  that  the  effective  date for the
registration   statement   referred  to  above  be   accelerated  so  that  such
registration  statement will become effective at 4:00 PM EST on October 10, 2007 or as soon thereafter as practicable.

      We acknowledge that should the Commission or the staff, acting pursuant to delegated  authority,  declare the filing  effective,  it does not foreclose the
Commission from taking any action with respect to the filing;  the action of the
Commission or the staff,  acting pursuant to delegated  authority,  in declaring the registration  statement effective,  does not relieve the Registrant from its
full   responsibility   for  the  adequacy  and  accuracy  of  the  registration
statement's  disclosures;  and the  Registrant  may not assert the  Commission's comments or the declaration of the  registration  statement's  effectiveness  as defense in any  proceeding  initiated by the  Commission or any person under the
United States' federal securities laws.

                              Very truly yours,

                              SP ACQUISITION HOLDINGS, INC.

                              By: /s/ Warren G. Lichtenstein
                                  ---------------------------------
                                  Warren G. Lichtenstein
                                  Chairman, President and Chief
                                  Executive Officer